UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: September 17, 2024

Commission File Number: 001-40553

D-MARKET Elektronik Hizmetler ve Ticaret Anonim Şirketi

(Exact Name of registrant as specified in its charter)

D-MARKET Electronic Services & Trading
(Translation of Registrant‘s Name into English)

Kuştepe Mahallesi Mecidiyeköy Yolu

Cadde no: 12 Kule 2 K2

Istanbul, Turkey

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒           Form 40-F  ☐

VOTING RESULTS OF THE ORDINARY GENERAL ASSEMBLY OF SHAREHOLDERS MEETING HELD ON 12 SEPTEMBER 2024

On 12 September 2024, D-MARKET Electronic Services & Trading (“Hepsiburada” or the “Company”) held its Ordinary Annual General Assembly of Shareholders of 2023 fiscal year (the “AGM”).

The AGM was duly called and held in accordance with the relevant provisions of the Turkish Commercial Code (the “TCC”) and the Regulation on Principles and Procedures for General Assembly Meetings of Joint Stock Companies and Ministry Representatives in Such Meetings. A quorum was present at the AGM in accordance with Article 21 of the Company’s Articles of Association and the TCC.

Shareholders at the AGM decided the following, by the majority of votes present:

•	to approve the Company’s audited consolidated financial statements for the year ended December 31, 2023, together with the independent auditors’ report and the Board of Directors’ Annual Report;

•	to release the members of the Board of Directors for all their respective activities in the 2023 fiscal year;

•	to decide not to make a dividend distribution, as no profit has been generated in the 2023 fiscal year;

•	to approve the Board of Directors’ proposal regarding the attendance fee, remuneration, bonus, premium rights of the independent members of the Board of Directors for their membership to the Board of Directors and its Committees, as follows: (i) a USD 100,000 annual gross payment to the independent members of the Board of Directors for their service on the Board; (ii) a USD 20,000 annual gross payment to the independent members of the Board of Directors for each committee they chair within the scope of their committee membership; (iii) a USD 10,000 annual gross payment to the independent members of the Board of Directors serving in the committees for each committee of which they are a member; and (iv) a USD 10,000 fixed gross monthly payment to the independent members of the Board of Directors for each temporary committee which are established or to be established within the scope of their membership;

•	to approve the Board of Directors’ decision to appoint Mr. Ahmet Toksoy as a member to fill in a vacant position in the Board of Directors;

•	to approve the Board of Directors’ decision to appoint Mr. Mehmet Erol Çamur as a member to fill in a vacant position in the Board of Directors;

•	Ms. Hanzade Vasfiye Doğan Boyner, Ms. Vuslat Sabancı, Mr. Erman Kalkandelen, Mr. Tolga Babalı, Mr. Mehmet Erol Çamur, Mr. Ahmet Toksoy to continue to hold their positions as members, Mr. Ahmet Fadıl Ashaboğlu, Mr. Tayfun Bayazıt, and Mr. Stefan Gross-Selbeck to continue to hold their positions as independent members of the Board of Directors, and, to elect Mr. Hasan İlker Yöney as member and Mr. Hikmet Ersek as an independent member of the Board of Directors, until 25 August 2026, and consequently, to increase the total number of Board of Directors members from nine to eleven;

o	Mr. Yöney has been the CEO of Doğan Family Office, overseeing the family’s investments in Türkiye and globally, since 2023. Previously, he was the Co-head of Private Equity for the European Bank for Reconstruction and Development (EBRD), managing a team of over 50 investments staff and assets under management of over EUR 5 billion. Prior to that he was the Chief Operating Officer for LBT Asset Management, Türkiye’s leading distressed assets and non-performing loans investing platform, an Actera Private Equity investment originally established by Lehman Brothers. His previous roles were in asset management at the International Finance Corporation (IFC), a member of the World Bank Group, and in Dubai Holding, a sovereign wealth fund;

Mr. Yöney holds an MS in Finance from INSEAD, MA in Applied Economics from Johns Hopkins University and BS in Chemical Engineering from Boğaziçi University;

o	Mr. Ersek began his global career in financial services upon joining Europay/MasterCard in Austria in 1986. After a decade with that company, he joined General Electric (GE) Capital as a Business Development executive, and also represented the GE Corporation as the National Executive for Austria and Slovenia. In 1999, Mr. Ersek joined Western Union (NYSE: WU) where he was responsible for the international expansion of Western Union until 2010. From 2010-2021, Mr. Ersek was the CEO and Director of Western Union. During his tenure there, he successfully diversified and evolved the business portfolio of Western Union to where it became a global digital payments company;

Mr. Ersek holds a Master's in Economics and Business Administration from the University of Economics & Business in Vienna, Austria. He speaks English, German and Turkish fluently;

•	to appoint PwC Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş. as the independent auditor of the Company to serve until the next Ordinary Annual General Assembly meeting where the accounts and activities of the Company for the year 2024 will be discussed;

•	to authorize the members of the Board of Directors to carry out the transactions set forth under Articles 395 and 396 of the TCC, with respect to the activities that will occur in the year 2024;

•	to approve the Board of Directors’ decision to the Class B share purchase from TurkCommerce B.V., a total of 4,615,384 Class B Company shares, with a nominal value of TRY 0.20 per share, amounting to a total nominal value of TRY 923,076.80, consisting of 1.42% of the share capital, purchased at USD 1.242 each for a total consideration of USD 5,732,306.93;

•	to approve the Board of Directors’ decision regarding the renewal of the directors and officers’ (D&O) insurance policy;

•	to authorize the Board of Directors to make donations and grants up to a limit of 2 per thousand of the Company’s total assets within the fiscal year;

The minutes of the AGM are available on the Company’s Investor Relations website.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

D-MARKET ELECTRONIC SERVICES & TRADING

September 17, 2024	By:	/s/ NİLHAN GÖKÇETEKİN
	Name:	Nilhan Gökçetekin
	Title:	Chief Executive Officer

By:	/s/ M. SEÇKİN KÖSEOĞLU
Name:	M. Seçkin Köseoğlu
Title:	Chief Financial Officer